EXHIBIT 99.1

Alvarion Ltd. (in Receivership and Liquidation) Announces Court Approval of the Offer to Buy the Public Shell

GIVAT YESHAYAHU, Israel, Aug. 31, 2015 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership and liquidation) ("Alvarion" or the "Company") (OTC Pink: ALVRQ), announced today that on August 26, 2015, the District Court of Tel Aviv – Yaffo approved the offer to buy the public shell for NIS 500,000.

On August 2, 2015, the offer was approved unanimously by the non-secured creditors of the Company and received the support of 73% of the shareholders who participated at the meeting. The Court indicated that despite not receiving the required 75% shareholder approval, under the circumstances and given that no further objections were submitted to the Special Manager by the August 24th deadline, the offer should be approved.

Following the completion of the transaction the existing shareholders will be diluted to own 0.01% of the Company's share capital.

The buyers have an option to withdraw their offer until September 15, 2015, in which case they will pay an agreed cancellation fee of NIS 250,000.

Trading in the Company's ordinary shares on the Tel Aviv Stock Exchange ("TASE") continues to be suspended. As previously reported by the Company on February 13, 2014, if conditions to renew trading on the TASE will not be met within 24 months from the commencement of the suspension of trading on the TASE (namely, by January 15, 2016), the Company's ordinary shares will be delisted from the TASE, without further deliberation by the TASE Board of Directors. Prior to being delisted from TASE, the TASE will allow for four (4) days of trading, unless the general manager of the TASE, or his/her representative, decides otherwise.

This news release includes forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to Alvarion's expectations, beliefs, intentions or strategies regarding future events, including Alvarion's intention to terminate its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act. These statements can be identified by the use of words like "anticipate," "believe," " intend," "estimate," "expect," "may," "plan," "project," "will," "should," "seek" and similar words or expressions containing same.

The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:
         Elana Holzman
         ir@alvarion-ltd.com